Via Facsimile and U.S. Mail
Mail Stop 6010

October 6, 2006

Paul G. Gabos
Chief Financial Officer
Lincare Holdings, Inc.
19387 US 19 North
Clearwater, FL 33764

> **Re:** **Lincare Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed January 30, 2006**
> **File No. 000-19946**

Dear Mr. Gabos:

We have reviewed your August 18, 2006 response to our July 20, 2006 letter and have the following comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Please confirm to us that in future filings beginning with your September 30, 2006 Form 10-Q that you will include disclosures similar to your responses to prior comments one and two. Also, confirm to us that in future filings beginning with your September 30, 2006 Form 10-Q that you will continue providing as you did in the June 30, 2006 Form 10-Q the disclosures about the components of depreciation expense that you propose in response to prior comment 4.

Consolidated Financial Statements

Consolidated Statements of Operations, F-3

2. We have read your response to prior comment 3. Please provide us proposed disclosure that you would undertake to include in future filings beginning in your

September 30, 2006 Form 10-Q that describes in your notes to financial statements and MD&A the components of operating expenses and selling, general and administrative expenses.

- Regarding this proposed disclosure about operating expenses, disclosure similar to that you provided in the second and third paragraphs and the table of your response would appear to be appropriate for these disclosures. We also believe that disclosure should separately identify the amount of salaries and other costs attributable to "service reps" to help investors understand the costs of delivering, maintaining and retrieving equipment.

- Regarding your proposed disclosure about selling, general and administrative expenses, please disclose the amount related to "respiratory therapists," describe the services they perform and clarify why they are charged to this expense as they appear to be directly involved in administering services to your customers. If there are other healthcare professionals, such as pharmacists, nurses, that provide services to your customers, describe them, disclose the amount related to each, and in what income statement line item they are classified.

3. Please provide us proposed disclosure that you would undertake to include in future filings beginning in your September 30, 2006 Form 10-Q that describes "respiratory pharmacy operations" that you refer to in Note 1(o) cost of goods and services. Tell us why you do not describe these operations in Item 1 Business and why they are not considered a segment under SFAS 131.

General

4. As previously requested, please provide, in your letter, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant